Notes, Inc.

112 North Curry Street

Carson City, NV 89703

May 25, 2017

Jeff Kauten

Attorney-Advisor

United States Securities and Exchange Commission

Washington, DC 20549

Re: Notes, Inc.

Registration Statement on Form S-1

Filed April 24, 2017

File No. 333-217428

Dear Mr. Kauten:

 Thank you for your comment letter dated May 18, 2017. In response to the comments letter I submit this letter on behalf of Notes, Inc. The comments and responses to the comments are below in this letter.

Cover Page

1. Please disclose that even if the maximum number of shares is sold your sole officer and director will own a substantial majority of the outstanding shares after completion of the offering and succinctly explain the impact on the rights of minority shareholders.

We have amended our cover page and disclosed that if the maximum number of shares is sold our sole officer and director will own a substantial majority of the outstanding shares after completion of the offering and the impact on the rights of minority shareholders.

Summary

Our Company, page 6

2. Please clarify the third sentence in the first paragraph to state, if accurate, that you currently have not created or developed any mobile applications. Provide corresponding disclosure in the Description of Business section beginning on page 21.

We have amended the prospectus on page 6 and page 22 with the disclosure that we currently have not created or developed any mobile applications.

Risk Factors

Risk factors related to our business, page 9

3. Please add or expand the risk factor on page 12 to discuss the prohibition on the use of Form S-8 by and the enhanced reporting requirements imposed on shell companies.

We have amended the prospectus on page 12 by adding a risk factor to discuss the prohibition on the use of form S-8 and the enhanced reporting requirements imposed on shell companies.

Use of Proceeds, page 17

4. The breakdown of expenses in the 50%, 75% and 100% columns do not agree to the totals provided. Please revise. Similar revisions should be made to your disclosures on page 25.

We have revised the breakdown of expenses throughout the prospectus to be consistent.

Dilution, page 17

5. Please provide your calculations to support the “percentage of capital contributions” and the “percentage of ownership” assuming 25%, 50% and 75% of the shares are sold in the offering.

Following are the calculations to support the “percentage of capital contributions” and “percentage of ownership”:

If 75% of Shares Sold:

Percentage of capital contributions:

$30,000 (Capital Contributions) / $42,500 (Potential gain of offering + $2,500 Capital contributions) x 100 = 70.6%

Percentage of ownership after offering:

750,000 (Number of shares after offering held by public investors) / 3,500,000 (Total Shares) x 100 = 21.4%

If 50% of Shares Sold:

Percentage of capital contributions:

$20,000 (Capital Contributions) / $42,500 (Potential gain of offering + $2,500 Capital contributions) x 100 = 47.1%

Percentage of ownership after offering:

500,000 (Number of shares after offering held by public investors) / 3,500,000 (Total Shares) x 100 = 14.3%

If 25% of Shares Sold:

Percentage of capital contributions:

$10,000 (Capital Contributions) / $42,500 (Potential gain of offering + $2,500 Capital contributions) x 100 = 23.5%

Percentage of ownership after offering:

250,000 (Number of shares after offering held by public investors) / 3,500,000 (Total Shares) x 100 = 7.1%

Description of Business

Our Applications, page 23

6. Please disclose that there can be no assurances that your efforts to develop the proposed messaging application will succeed or that you will be able to successfully market the proposed messaging application, if developed.

We have added the disclosure on page 23 under “Our Applications” section as advised.

Market Analysis, page 23

7. You have included a hyperlink to Smashing Magazine in support of the data you cite. Please refer to footnote 41 of Securities Act Release No. 7856 (April 28, 2000) and revise your document or advise.

We have revised the prospectus and removed the “Market Analysis” disclosure on page 23 from the S-1.

8. Please provide an analysis supporting your position that the total current and projected revenue of the mobile application industry as a whole is relevant to the subset of revenues derived from producers of mobile messaging applications which is the business in which you intend to engage. Similarly, the average revenue generated by both iOS and Android developers does not appear directly relevant to your proposed business nor does the revenue generated by mobile gaming applications. Please advise or revise.

We have revised the prospectus and removed the “Market Analysis” disclosure on page 23 from the S-1.

Management’s Discussion and Analysis or Plan of Operation

Plan of Operation, page 24

9. Throughout the filing you disclose that you will require minimum funding of approximately $40,000 to implement your business plan for a period of one year. However, elsewhere you disclose that you will need a minimum of $30,000. Please revise to ensure your disclosures are consistent throughout the filing.

We have revised the prospectus to be consistent throughout the filing stating that we will require minimum funding of approximately $40,000 to implement our business plan for a period of one year.

10. You disclose the cash requirements for your plan of operations for months 1 through 12, which totals $28,000. Please reconcile this to the required minimum funding referred to elsewhere in the filing. In addition, you disclose the approximate cost of marketing and advertisements in months 10 - 12 to be $7,000. Please reconcile this to the information in the Plan of Operation table on page 25.

We have revised the prospectus to be consistent throughout the filing and reconciled the costs to be consistent with the plan of operations table.

11. We note that your plan of operations provides a timeline of your business expenses assuming 100% of your offering is sold. Please expand your disclosure to explain how each expense category will change if only 25%, 50%, or 75% of your offering is sold.

We have revised the prospectus and expanded our disclosure providing a timeline of our business expenses if 75%, 50%, or 25% of our offering is sold.

Liquidity and Capital Resources, page 28

12. You state that your available capital reserves are not sufficient for the company to remain operational during 2017. Please disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K as well as FRC 501.03.a and Section IV of Interpretive Release 33-8350 for additional guidance.

We have revised the prospectus on page 29 of the S-1 and have added the following disclosure.

The company will be able to conduct its business with current funding for an additional three quarters at its rate of expenditure. Our sole officer and director has agreed to loan the company funds. However he has no firm commitment, arrangement or legal obligation to advance or loan funds to the company and there is also no guarantee that he will continue to loan the funds to the company in the future as well.

Directors, executive officers, promoters and control persons, page 30

13. Please disclose the name of each of the entities with which Mr. Aujala is or has been involved in the last five years and the nature of the activities performed for each entity. Also, disclose the dates within the past five years that he has worked for each respective entity. Refer to Item 401(e)(1) of Regulation S-K.

We have revised the prospectus and added the following information on page 32.

“For the past 6 years prior to the formation of the company, Inderjit worked at Iridia Medical as a paramedic responding to emergency calls, providing first response and performing medical services in addition to the transportation of patients to hospitals”.

Where you can find more information, page 34

14. Please tell us whether you plan to register your class of common stock under the Exchange Act. If you do not plan to file an Exchange Act registration statement, such as Form 8-A, before the effective date of your Securities Act registration statement, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the majority of the tender offer regulations. Please make similar revisions to the disclosure in this section.

We have added the following disclosure in the “Risk factors” section on page 14 of the prospectus and “Where you can find more information” on page 35.

“If we do not file a registration statement on Form 8-A to become a mandatory reporting company under Section 12(g) of the Securities Exchange Act of 1934, we will continue as a reporting company and not be subject to the proxy statement requirements, and our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity, all of which could reduce the value of your investment and the amount of publicly available information about us.

As a result of this offering, as required under Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), we will file periodic reports with the SEC through March 31, 2018 including a Form 10-K for the year ended March 31, 2018 assuming the registration statement of which this prospectus is a part is declared effective before that date. At or prior to March 31, 2018 we intend to voluntarily to file a registration statement on Form 8-A which will subject us to all of the reporting requirements of the Exchange Act. This will require us to file quarterly and annual reports with the SEC and will, also, subject us to the proxy rules of the SEC. In addition, our officers, directors and 10% stockholders will be required to submit reports to the SEC on their stock ownership and stock trading activity. We are not required under Section 12(g) of the Exchange Act or otherwise to become a mandatory Exchange Act filer unless we have more than 2,000 shareholders (of which 500 may be unaccredited) and total assets of more than $10 million on March 31, 2018. If we do not file a registration statement on Form 8-A at or prior to March 31, 2018 we will continue as a reporting company and will not be subject to the proxy statement requirements of the Exchange Act, and our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity.”

Note 7. Subsequent Events, page 43

15. Revise to disclose the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

We have revised to disclose the date the financial statements were available to be issued on page 44.

Sincerely,

/s/ Inderjit Aujala______

Inderjit Aujala

President